EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Municipal Income Fund, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	—	—	—

Fees Previously Paid	$467,229,014.56(1)	0.00015310%	$71,532.76(2)

Total Transaction Valuation	$467,229,014.56

Total Fees Due for Filing			$71,532.76

Total Fees Previously Paid			$71,532.76

Total Fee Offsets			—

Net Fee Due			$0.00

(1)

Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the shares outstanding and net asset value of BlackRock Municipal Income Fund, Inc. (the “Fund”) as of October 8, 2024. The fee of $71,532.76 was paid in connection with the filing of the Schedule TO-I by the Fund (File No. 005-84460) on October 15, 2024.

(2)	Calculated at $153.10 per $1,000,000 of the Transaction Value.